September 12, 2013

Jeffrey P. Riedler

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Vaccinogen, Inc.

Amendment No. 1 to Registration Statement on Form 10-12(g)

Filed August 19, 2013

File No. 000-54997

Dear Mr. Riedler:

On behalf of our client, Vaccinogen, Inc., a Maryland corporation (the “Company”), we are filing herewith an Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form 10 filed with the Securities and Exchange Commission (the “Commission”) on July 5, 2013, as amended by Amendment No. 1 to Registration Statement filed on August 19, 2013 (as amended, the “Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated September 3, 2013 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

Vaccines in Immunotherapy of Cancer, page 5

1. We note your response to our prior comment 7 and reissue the comment in part. Please explain how a use of a patient’s surgically excised tumor obviates problems related to “tumoral heterogeneity” and induces a more robust immune response. In providing your response, please avoid overly-complex scientific terminology that could be confusing to a reasonable investor.

Response: In response to the Staff’s comment, the requested additional disclosure has been provided in the Amendment.

OncoVAX Overview, page 6

2. We note your response to our prior comment 14 and your statement that Bacillus Calmette-Guerin (BCG) is an “immunogenic enhancer.” Please revise your disclosure to describe what BCG is composed of and how your proprietary formulation of BCG enhances OncoVAX’s immunogenic qualities.

1900 Main Street | Suite 300 | Irvine, CA 92614

Phone 949.861.3321 | Fax 949.861.3324

Email info@indegliacarney.com | www.indegliacarney.com

Jeffrey P. Riedler

Securities and Exchange Commission

September 12, 2013

Response: In response to the Staff’s comment, the requested additional disclosure has been provided in the Amendment.

Planned Trials – Stage II Colon Cancer, Phase IIIb Trial, page 14

3. We note your response to our prior comment 18 and reissue the comment in part. Please disclose the approximate date on which the FDA granted your IND application for OncoVAX. In addition, throughout your discussion of past clinical trials on pages 7 through 14, please disclose the approximate time period during which each trial took place and the location (by country) in which the trials were primarily conducted.

Response: In response to the Staff’s comment, the requested additional disclosure has been provided in the Amendment.

Immune Libraries, page 20

4. Since you currently have no collaboration agreements in place, please remove your references on this page to the payment amounts per antibody targets and royalty rates that potential collaboration agreements can generate.

Response: Per the Staff’s comment, the references on this page to the payment amounts per antibody targets and royalty rates that potential collaboration agreements can generate have been removed.

OncoVAX Pricing, page 24

5. We note that the study entitled “Immunotherapy with autologous tumor cell-BCG vaccine…” was authored in part by Dr. Hanna, founder and CEO of the company, and Dr. Jan Vermoken, a member of the company’s Medical Advisory Board. Please revise your disclosures to identify the involvement of Drs. Hanna and Vermoken in the study and remove all references to the study as “independent.”

Response: Per the Staff’s comment, the disclosures have been revised in the Amendment to identify the involvement of Drs. Hanna and Vermoken in the study and all references to the study as “independent” have been removed.

Intellectual Property, page 28

6. We note you have a patent covering the process of making tumor specific human monoclonal antibodies from the cells of OncoVAX-immunized patients that will expire in 2015. Please expand your disclosure to discuss how expiration of this patent will affect your Humabs program and what steps you will take, if any to mitigate the loss of such protection. Please also disclose the expiration date of this patent along with any attendant risks in the risk factor section on pages 50-52.

Jeffrey P. Riedler

Securities and Exchange Commission

September 12, 2013

Response: In response to the Staff’s comment, requested disclosure has been provided in the Amendment.

Risk Factors

“If an event of default is declared under agreements with Organon Teknika…” page 42

7. We note your disclosure here and on page 29 that should Organon deliver a notice of default and you fail to cure the default within 45 days, which would require payment by you of $500,0i00 plus accrued interest, then your OncoVAX patent would be assigned to Organon. Please include disclosure in the risk factor describing the specific ways in which the loss of this patent to Organon could adversely affect the Company’s business.

Response: In response to the Staff’s comment, the requested additional disclosure has been provided in the Amendment.

“If an event of default is declared under our security agreement with the Abell Foundation…”

8. Similarly, please expand the risk factor relating to the Abell agreement to describe the specific ways in which the loss of this patent to Abell could adversely affect the company’s business.

Response: In response to the Staff’s comment, the requested additional disclosure has been provided in the Amendment.

On behalf of the Company, please be advised that the Company has endeavored to respond fully to each of the staff’s comments.  We acknowledge and understand that any comment from the staff regarding these issues would not be binding and would not commit the staff in any manner.  Further, the Company acknowledges in a separate letter of even date herewith that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment.  You can contact the undersigned at (949) 679-9560.  Thank you in advance for your courtesy and cooperation.

Jeffrey P. Riedler

Securities and Exchange Commission

September 12, 2013

Very truly yours,

Indeglia

&Carney

/s/ Gregory R. Carney

Gregory R. Carney

Enclosure

cc:        Vaccinogen, Inc.